CASEY’S GENERAL STORES, INC.

P.O. Box 3001 • One Convenience Blvd., Ankeny, Iowa 50021-8045 • 515-965-6100

March 27, 2014

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Casey’s General Stores, Inc. (“Company”)

Form 10-K for fiscal year ended April 30, 2013

Filed June 27, 2013

Form 10-Q for the fiscal quarter ended October 31, 2013

Filed December 9, 2013

File No. 001-34700

Dear Ms. Thompson:

This letter is being written in response to your letter of March 6, 2014, in which you provided several staff comments concerning our most recent Form 10-K filing and our 10-Q filed on December 9, 2013. We appreciate getting the staff’s comments, and want to thank you for the informal extension of time the staff granted us to respond to them. In the numbered paragraphs that follow, I have set forth each of the staff’s comments (in bold face type) followed by my response (in italics):

Form 10-K for the fiscal year ended April 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Please provide a discussion of the extent to which changes in your revenues are attributable to changes in price and changes in volume. Although you disclose the percentage change in gas prices and gallons sold, you do not quantify the dollar impact of those changes between periods. We also note that you disclose same store sales changes by major product category on page 23. To provide your investors with a better understanding of the underlying drivers of changes in your results, where same store sales for a particular product category changed significantly between periods, please disclose management’s insight into the reasons for such a change.

Your comments have been noted, and in future filings on both Form 10-K and Form 10-Q, we will quantify, where material, the dollar impact of changes in the different revenue components and disclose management’s insight into the reasons for the changes in the revenue components and same store sales growth. For the staff’s information, the additional details relating to the items commented upon are as follows:

In comparing fiscal 2013 to fiscal 2012, the impact of the volume change in gallons sold generated additional revenue of $200,924 (all amounts in thousands), while the decline in average price per gallon caused a revenue decrease of $64,078.

In comparing fiscal 2012 to fiscal 2011, the impact of the volume change in gallons sold generated an additional $281,832, while the increase in average price per gallon created $811,777 of additional revenue.

For the same store sales categories, the following serves to explain the significant changes in the categories year over year:

•	In comparing gas gallons sold from 2012 to 2011, the reason for the 3.1% decrease was primarily due to reduced demand caused by the $0.58 increase in the average price per gallon of gasoline.

•	In comparing grocery and other merchandise from 2013 to 2012, the primary reason for the 5.9% decline was due to a challenging cigarette environment driven by updates to vendor pricing programs and an increase in certain state excise taxes.

•	In comparing prepared food and fountain from 2013 to 2012, the primary reason for the decrease of 5.7% relates to challenging weather conditions in multiple quarters as compared to 2012.

•	In comparing prepared food and fountain from 2012 to 2011, the primary reason for the increase of 6.6% was due to the increased roll out of our various operating initiatives in 2012 (expanded hours, pizza delivery and major remodels).

Where you describe two or more business reasons that contribute to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the changes in inside sales, please quantify the extent to which the changes are attributable to the various contributing factors you identify. Also apply this comment to your operating expenses discussion.

Your comments have been noted, and in future filings on both Form 10-K and Form 10-Q, we will quantify, where possible, the extent to which individual business reasons contributed to a material change in a financial statement line item between periods. We will take the same approach in our operating expenses discussion. For the staff’s information, the additional details relating to the items commented upon are as follows:

In comparing fiscal 2013 to 2012 on pg. 20 of the 10-K, we note the following disclosures where two or more business reasons were cited for material changes in balances:

•	In the first paragraph, the increase in gallons sold contributed $200,924 in additional revenue and the increase in inside sales contributed $118,928 of additional revenue, while being offset by a $64,078 decrease related to declines in average gas prices.

•	Also in the first paragraph, inside sales increases were primarily the result of a $62,608 increase from stores that were built or acquired after April 30, 2011, and a $46,867 increase from the roll out and expansion of our operating initiatives in our stores (expanded hours at select locations, stores with pizza delivery, and major remodels).

•	Given the ramp up in activity at our newly constructed or newly acquired stores, we feel it is appropriate to capture the last 2 years of new store builds and acquisitions in our above disclosure. Additionally, because many of our stores have overlapping initiatives (e.g. where pizza delivery is introduced at an expanded hour store), it is not possible to separate the impact of these three specific initiatives and they are therefore presented together.

•	In paragraph 3, for the $71,934 increase in operating expenses, $27,329 was related to the expansion of our operating initiatives noted above, while $23,296 of the increase was a function of the increase in stores that were built or acquired after April 30, 2011.

In comparing fiscal 2012 to 2011 on pg. 21 of the 10-K, we note the following disclosures where two or more business reasons were cited for material changes in balances:

•	In the first paragraph, the increase in average gas prices generated $856,169 of additional revenue, the increase in gas gallons sold contributed $281,855 in additional revenue, and the increase in inside sales contributed $253,854 of additional revenue.

•	Also in the first paragraph, inside sales increases were primarily the result of a $111,428 increase from stores that were built or acquired after April 30, 2010, and a $63,509 increase from the roll out and expansion of our operating initiatives in our stores (expanded hours at select locations, stores with pizza delivery, and major remodels).

•	In paragraph 3, for the $80,803 increase in operating expenses, $39,580 of the increase was related to the expansion of our operating initiatives noted above, while $20,414 of the increase was a function of the increase in stores that were built or acquired after April 30, 2010. We also mention increases for credit card fees ($16,146) and transportation costs ($3,593) as additional contributing factors for the increase.

•	We note that you quantify the gross profit margins of your major product categories. Please supplement this discussion by disclosing within your filing the nature of the costs you include in cost of goods sold.

Your comment has been noted, and in our future filings on both Form 10-K and Form 10-Q, we will expand our discussion on cost of goods sold to include the nature of the costs we take into account. For the staff’s information, we include in cost of goods sold the costs we incur to acquire fuel and merchandise, including excise taxes, less vendor allowances and rebates and renewable fuel credits (RINs).

Form 10-Q for the fiscal quarter ended October 31, 2013

Note 3. Revenue Recognition, page 8

•	We note your disclosure that renewable identification numbers (RINs) are treated as a reduction in cost of goods sold in the period you enter into a commitment to sell them. Please explain to us your accounting for these RINs in more detail. Please include in your response how you determined that a reduction in cost of goods sold was the appropriate classification, how you determined the appropriate timing of recognition, and any other alternatives you considered.

The majority of the fuel we purchase and sell is ethanol blended gasoline. We purchase the ethanol blended fuel in one of two ways. For over 65% of the ethanol blended fuel we sell, we purchase it pre-blended with ethanol at the terminal. In specific areas of our operating territory (mainly Iowa), we purchase the gasoline and ethanol at separate locations and “splash” blend it in the tanker truck. This enables us to take title to the renewable identification number (RIN) associated with the ethanol and sell it at a later date. We believe the pricing of pre-blended gasoline has been reduced by at least a portion of the benefit of the RIN that the terminal or wholesaler receives from selling the RIN in a separate transaction. When the Company does the blending, the benefit generated from the sale of the RIN is included as a reduction of cost of goods sold. We believe this brings the net impact of the cost of the gasoline from the two different purchasing approaches in line with each other. The benefit derived from the RINs activity in the six months ended October 31, 2013 was $20,558, or 0.6% of cost of goods sold, and $700, or less than 0.1% of cost of goods sold for the six months ended October 31, 2012.

As it relates to the timing of the recognition, we considered three potential approaches. The first was the recording of the future sale of the RIN at the blending date (the date that it is dropped into one of our trucks); the second was the recording of the sale of the RIN at the time that we commit to sell the RIN at a specific price; namely, the commitment date (usually up to 2 weeks after taking title to the RIN); and the third was the recording of the sale at the actual payment date (usually up to 4 weeks after taking title to the RIN). We believe it is most appropriate to record at the commitment date. We do not believe the blending date is appropriate, primarily because the RIN does not cost the Company anything to create, so under the lower of cost or market approach, the value at that time would be zero (based on cost). We also do not believe the sale date is appropriate. This would effectively be a cash basis approach. After we reach a commitment to sell the RIN, where evidence of an arrangement exists, the price is fixed, and collectability is reasonably assured , we believe we have a recordable transaction. While delivery doesn’t officially occur until the RINs are validated (usually less than two weeks after commitment date), this step is a perfunctory one in the process and is not considered an impediment to recognition. Therefore, we believe commitment date is the appropriate time to record the value of the RIN.

We did consider recording the sale of the RIN in revenue. However, we believe this would be confusing to investors and cause inconsistencies with how we record cost of goods sold within the largest category of our business (gasoline). Reducing cost of goods sold by the benefit of the sale of the RIN more closely reflects the true cost to the Company and is more consistent when compared to the other method of purchasing blended gasoline described above. Furthermore, it is our understanding that at least one other convenience store chain takes a similar approach.

* * * *

I also want to acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this information adequately responds to the staff’s comments. Should you have any additional questions, or need any additional information, please don’t hesitate to contact me.

Sincerely,

/s/ William J. Walljasper
William J. Walljasper
Senior Vice President and
Chief Financial Officer